

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Siu Lun Li
Chief Executive Officer
Fenbo Holdings Ltd
Unit J, 19/F, World Tech Centre
95 How Ming Street
Kwun Tong, Hong Kong

> **Re: Fenbo Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted December 16, 2022**
> **CIK No. 0001957001**

Dear Siu Lun Li:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 4

1. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to

date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

2. We note your disclosure on page 8 that your auditor, K.R. Magnuson Ltd., has "no branches or offices outside the United States." Please reconcile with your disclosure that your auditor is headquartered in Vancouver, Canada.

3. Please update your disclosure to reflect the announcements made by the PCAOB in December 2022.

4. Please review and revise your disclosure that suggests that the company has multiple customers throughout the registration statement. For example, on page 59 you reference your "worldwide clients" and state that you have a "renowned multinational client base."

Risk Factors, page 15

5. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Use of Proceeds, page 36

6. We note that you plan to spend approximately 15% of the net proceeds to "penetrate and further expand into new and existing geographical markets." Please revise to clarify whether this relates to enhancing sales and marketing efforts with your sole customer or whether you plan to expand your customer base. Please revise your disclosure throughout the registration statement to clarify whether you plan to market to new customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

7. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory

approval of products.

8.   We note your disclose that you have experienced global inflationary pressures, rising labor costs and rising costs of raw materials. If material, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please update to identify actions planned or taken, if any, to mitigate inflationary pressures.

Our Properties, page 67

9.   We note that FIL has entered into an agreement to sell its Hong Kong office to Mr. Li Kin Shing. Please file the lease agreement or tell us why you are not required to do so. Additionally, revise the Related Party Transactions section to disclose the agreement.

Management, page 77

10.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

11.   Please file your employment letter agreements as exhibits to the registration statement or tell us why you are not required to do so.

General

12.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions especially in light of Russia's invasion of Ukraine and the effectiveness of the UFLPA. For example, discuss whether you have or expect to:
- suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
- experience labor shortages that impact your business;
- experience cybersecurity attacks in your supply chain;
- experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

> Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

13. We note your disclosure that certain industry data included in your registration statement was obtained from market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys, including data from Frost & Sullivan. If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

You may contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing